EXHIBIT 4

EURO DISNEY S.C.A. GROUP

First Half 2005 Results Announcement

Six Months Ended March 31, 2005

RECONCILIATION OF BORROWINGS

	March	First Half 2005		September
(unaudited, € in millions)	2005	Increases	Decreases	2004
CDC Senior Loans	117.5	—	(10.0)	127.5
CDC Subordinated Loans	843.6	59.8	—	783.8
Credit Facility – Phase IA	273.5	—	(66.6)	340.1
Credit Facility – Phase IB	121.0	—	(29.5)	150.5
Partner Advances – Phase IA	304.9	—	—	304.9
Partner Advances – Phase IB	93.2	—	(3.7)	96.9
TWDC Loans	152.3	135.0	—	17.3
TWDC Lines of Credit	—	—	(125.0)	125.0
Sub-Total	1,906.0	194.8	(234.8)	1,946.0

Accrued Interest	25.4	41.6	(123.0)	106.8

Total Borrowings	1,931.4	236.4	(357.8)	2,052.8